

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

<u>Via E-mail</u>
Mr. John Lorenz
Chief Executive Officer
GlyEco, Inc.
10429 South 51ˢᵗ Street, Suite 235
Phoenix, AZ 85044

       Re: GlyEco, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed April 15, 2014
            Definitive Proxy Statement on Schedule 14A
            Filed September 12, 2014
            Form 10-Q for the Fiscal Quarter Ended September 30, 2014
            Filed November 14, 2014
            File No. 0-30396

Dear Mr. Lorenz:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 1. Business</u>

<u>National and International Regulation, page 10</u>

1.   We note disclosure in your risk factor entitled "Environmental, health and safety requirements could expose us . . ." that you are subject to federal, state and local laws and regulations relating to the protection of the environment. Your discussion in this section describes the effect of state and local law, but not federal law. In future filings please ensure that you describe all laws that may have a material impact on you. In this

regard, we note that your risk factor states that you have made and will continue to make capital and other expenditures to comply with these laws and that you may be subject to material liabilities under laws relating to contamination or a release of hazardous substances.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

2.   Please ensure that in future filings you address any unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations, and indicate the extent to which income was so affected. Please see Item 303(a)(3)(i) of Regulation S-K. For example, in fiscal 2013 you acquired Evergreen and GSS and assumed control of MTT's assets, and in fiscal 2012 you began your relationship with Full Circle and acquired Recycool, ARI and Renew Resources. If these acquisitions or transaction materially impacted your results of operations, or contributed materially to the upgrades and processing capability expansion that lead to the material increase in your net sales, please address this and other future material acquisitions and transactions in future filings.

Liquidity & Capital Resources; Going Concern, page 31

3.   Please ensure that you present current information in your filings. We note your statement here that you "have acquired four glycol recycling businesses, and are in discussions with five other companies to acquire their glycol recycling business," which appears to be unchanged from your Form 10-K for fiscal 2012.

4.   We note your statement at the base of page 31 to the effect that you do not have sufficient capital to sustain expected operations and acquisitions for the next 12 months, but you do not clarify the expected costs of operations over that period, nor your commitments for capital expenditures, although you reference acquisitions and upgrades. Please ensure that you discuss and where possible, quantify this information in future filings, and disclose the period of time that you believe that available cash can sustain current operations.

5.   You refer here to "acquisitions over the next 12 months," refer on page 9 to expanding the New Jersey processing center, and on page 43 refer to $2,117,001 of construction in process, as discussed on page 43. In future filings, please ensure that you discuss your material commitments for capital expenditures and the anticipated source of funds to meet such commitments.

Item 8. Financial Statements and Supplementary Data, page 34

Note 6 – Acquisitions, Goodwill and Intangible Assets, page 45

6.   Please tell us the reason that your purchase price allocation includes the equipment lease transaction with Full Circle and the deposit for the MMT acquisition. In addition, please provide us your calculation of the recorded goodwill for the acquisitions of Evergreen Recycling and GSS Automotive Recycling, excluding the aforementioned transactions.

Note 10 – Convertible Note Payable, page 50

7.   We refer to your statement that "the estimated value of the warrants totaling $392,000 was expensed under interest expense during 2013." Please tell us, and disclose in future filings, the significant provisions of the warrants issued, how you determined its fair value on the date you satisfied the conversion agreement, and the reason the warrants were expensed in 2013.

8.   Please more fully explain to us:

- How the initial carrying value of the mandatorily redeemable Series AA convertible preferred stock on February 15, 2013, and subsequent accounting treatment at each reporting date, complies with SAB Topic 3C. Please also clarify to us the redemption amount of the preferred stock at the date you satisfied the terms of the conversion agreement;

- How you accounted for the additional 262,763 shares of common stock which were issued upon as an inducement for Mr. Frenkel to convert the preferred shares during March 2014;

- How you determined the fair value of 2,605,513 warrants issued on the date of redemption;

- How you determined the excess of the fair value of the common shares over the book value of the mandatorily redeemable Series AA convertible preferred stock on the date of redemption; and

- How you determined your accounting treatment of the redemption and inducement premiums, including citing the authoritative literature you relied upon in your analysis.

Item 11. Executive Compensation, page 67

Director Compensation, page 75

9.   Please note that you should not include Mr. Lorenz in this table. Please refer to Item 402(r)(2)(i) of Regulation S-K.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence, page 78

10.   You state that here and on page 28 of your definitive proxy that there are no related party transactions reportable under Item 404 of Regulation S-K; however, on page 56 of this Form 10-K you detail various related party transactions that your company has engaged in, including several where the amount involved exceeds the threshold for disclosure set forth in Item 404(d)(1) of Regulation S-K ($106,922.35, based on your audited balance sheets). Please tell us supplementally what consideration you gave to describing your payments to Barcid Investment Group, and transactions with Cybersecurity, Inc. and Market Tactics, Inc., and Full Circle and NY Terminals in 2013, in this section. Please ensure that in future filings you provide all information called for by Item 404 of Regulation S-K.

Item 15. Exhibits, page 80

11.   We note that in your Form 10-K for the fiscal year ended December 31, 2012, you included the agreements associated with your transactions with Antifreeze Recycling, Renew Resources, and MMT Technologies, as material contracts. Please advise why you have not included these contracts in your exhibit list.

12.   Please advise as to what consideration you gave to filing the consulting agreements with Messrs. Geib and Ioia as material contracts.

Definitive Proxy Statement on Schedule 14A Filed September 12, 2014

Director Compensation, page 13

13.   We note that here and below under Executive Compensation the value of the stock awards that you made in fiscal 2013 and fiscal 2012 is substantially greater than the value reported in your Form 10-K for the same periods. We note that the Black-Scholes valuation method was used uniformly across these filings to calculate grant date fair value. Please advise.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 4. Controls and Procedures, page 22

14.   Please confirm to us that there were no changes in your internal control over financial reporting during each of the quarters ended June 30, 2014 and September 30, 2014. Additionally, in future interim filings please provide the disclosure required by Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief